EXHIBIT 99.1

Taseko Reports 2024 Fourth Quarter and Annual Earnings

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedarplus.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. In March 2024 Taseko acquired the remaining 12.5% interest and now owns 100% of the Gibraltar Mine, located north of the City of Williams Lake in south-central British Columbia. Production and sales volumes stated in this release are on a 100% basis unless otherwise indicated.

VANCOUVER, British Columbia, Feb. 19, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports full year 2024 Adjusted EBITDA* of $224 million and Earnings from mining operations before depletion and amortization and non-recurring items* of $244 million. Revenues for 2024 were $608 million from the sale of 108 million pounds of copper and 1.4 million pounds of molybdenum. For the year, a Net loss of $13 million ($0.05 loss per share) was recorded and Adjusted net income* was $57 million ($0.19 per share).

For the fourth quarter, Adjusted EBITDA* was $56 million, Earnings from mining operations before depletion and amortization and non-recurring items* was $59 million and Cash flows from operations was $73 million. A Net loss of $21 million ($0.07 loss per share) was recorded and Adjusted net income* was $10 million ($0.03 per share).

Gibraltar produced 29 million pounds of copper and 578 thousand pounds of molybdenum in the fourth quarter at Total operating costs (C1) of $2.42 per pound of copper produced. Mill throughput averaged 89,600 tons per day, which is the highest ever achieved for a quarter at Gibraltar.

For the year, copper production was 106 million pounds, in line with the revised production guidance, and molybdenum production was 1.4 million pounds. Higher than normal scheduled downtime in both concentrators and an 18-day labour strike impacted annual production by approximately 15 million pounds in 2024. Copper grades in 2024 averaged 0.23% and Total operating costs (C1) were US$2.66 per pound produced.

Copper production in 2025 is expected to increase to 120 to 130 million pounds as mill operating time returns to normal levels and the restart of the SX/EW plant adds additional capacity. However, production will be weighted to the back half of the year and the first quarter will be the lowest production quarter as lower grade ore stockpiles will be used to supplement mined ore from a new pushback in the Connector pit.

At Florence Copper, construction is advancing on schedule, including all critical path items, and the overall project completion was over 60% as of the end of January. A total of 58 out of the 90 production wells to be drilled during the construction phase have now been completed. In the SX/EW area, construction activities are focussed on mechanical, piping and electrical installations. The erection of the electrowinning building has commenced, and construction of the tank farm is well advanced. Work in the pipe corridor continues with lining and pipe installation nearly complete.

Stuart McDonald, President and CEO of Taseko, commented, “We had a strong finish to the year at Gibraltar and, with both concentrators operating well, the mine achieved a new record for quarterly mill throughput. With stable milling operations expected in 2025 we expect a significant improvement in annual production of copper and molybdenum, although we will see lower head grades in the first part of the year during a new pushback in the Connector pit. The refurbishment of the SX/EW plant is progressing on schedule and first cathode production at Gibraltar is anticipated in the second quarter.”

Mr. McDonald continued, “We remain pleased with the construction progress at Florence. Four drill rigs are advancing wellfield drilling which is scheduled for completion in the second quarter. Our construction workforce is currently at approximately 360 workers, and will reach peak manpower levels this quarter. First copper production continues to be targeted before the end of the year.”

“The Company remains in a solid financial position with a year end cash balance of $173 million and available liquidity of approximately $331 million, including our undrawn credit facility. Recent trends in global markets are benefitting Gibraltar as copper prices have risen 8% since the start of the year, and the Canadian dollar has weakened relative to the US dollar. Gibraltar’s cost structure will also benefit this year from copper offtake contracts at average TC/RCs of zero, higher by-product credits from increased molybdenum production, and lower oil prices. Our copper price protection at a minimum price of US$4.00 per pound for all of 2025, provides additional downside protection. We’re very excited about the year ahead as we’re now less than 12 months from first copper production at Florence Copper, which is going to dramatically improve our business outlook,” added Mr. McDonald.

“In the longer term, the Yellowhead project represents another major growth opportunity for our North American copper business. We’re advancing project permitting this year and also publishing a new technical report, with updated costing and metal prices, and incorporating the new Canadian tax credits available for copper mine development,” concluded Mr. McDonald.

2024 Annual Review

  Earnings from mining operations before depletion, amortization and non-recurring items* for the year was $243.6 million, Adjusted EBITDA* was $224.0 million, and cash flow from operations was $232.6 million;
  GAAP net loss for the year totalled $13.4 million ($0.05 loss per share) and Adjusted net income* was $56.9 million ($0.19 per share);
  Total operating costs (C1)* for the year were US$2.66 per pound produced and the average realized copper price was US$4.17 per pound;
  The Gibraltar mine produced 105.6 million pounds of copper and 1.4 million pounds of molybdenum in 2024. Copper head grades were 0.23% and mill recoveries averaged 78.5% for the year;
  Gibraltar sold 108.0 million pounds of copper for the year (100% basis), resulting in $608.1 million of revenue to Taseko;
  In January 2024, the Company commenced construction of the commercial production facility at its wholly-owned Florence Copper project. Construction activities are advancing on schedule and the project is approximately 56% complete at year end. First copper is expected to be produced in the fourth quarter of 2025;
  In March 2024, Taseko acquired the remaining 12.5% interest in Gibraltar, increasing its effective interest in the mine from 87.5% to 100%. An initial payment of $5 million was paid on closing with remaining consideration to be paid in annual instalments commencing in March 2026, with payments based on the average LME copper price subject to a cap tied to a percentage of Gibraltar’s cashflow; and
  In April 2024, the Company completed an offering of US$500 million aggregate principal amount of 8.25% Senior Secured Notes due 2030. A portion of the proceeds was used to redeem the outstanding US$400 million Senior Secured Notes due 2026 and pay related transaction costs with the remaining proceeds available for capital expenditures, working capital, and general corporate purposes.

*Non-GAAP performance measure. See end of news release.

Fourth Quarter Review

  Fourth quarter earnings from mining operations before depletion, amortization and non-recurring items* was $59.4 million, Adjusted EBITDA* was $55.6 million, and cash flow from operations was $73.3 million;
  GAAP net loss for the quarter totalled $21.2 million ($0.07 loss per share) and Adjusted net income* was $10.5 million ($0.03 per share);
  Gibraltar produced 28.6 million pounds of copper for the quarter. Average head grades were 0.22% and copper recoveries were 78.2% for the quarter;
  Gibraltar sold 27.4 million pounds of copper in the quarter (100% basis) at an average realized copper price of US$4.13 per pound;
  Total operating costs (C1)* for the quarter were US$2.42 per pound produced;
  At Florence, seventeen production wells were constructed in the quarter, bringing the total completed wells to 51 out of the 90 planned. Development of the main pipe corridor from the wellfield to the processing plant are mostly completed. Electrical, mechanical and piping installations are underway for the solvent extraction and electrowinning (“SX/EW”) plant and other site infrastructure;
  In November 2024, the Company entered into an amendment to its revolving credit facility, extending the maturity date to November 2027, and increasing the facility amount to US$110 million from US$80 million. No amounts are currently drawn against the revolving credit facility;
  In December 2024, the Company closed a transaction with Osisko Gold Royalties, amending the Gibraltar silver stream agreement and increasing the attributable silver percentage from 87.5% to 100% in exchange for an additional cash payment of US$12.7 million; and
  The Company had a cash balance of $173 million and approximately $331 million of available liquidity at December 31, 2024 including its undrawn corporate credit facility.

*Non-GAAP performance measure. See end of news release.

Highlights

Operating Data (Gibraltar - 100% basis)	Three months ended December 31,			Year ended December 31,
	2024	2023	Change	2024	2023	Change
Tons mined (millions)	24.0	24.1	(0.1)	88.3	88.1	0.2
Tons milled (millions)	8.3	7.6	0.7	29.3	30.0	(0.7)
Production (million pounds Cu)	28.6	34.2	(5.6)	105.6	122.6	(17.0)
Sales (million pounds Cu)	27.4	35.9	(8.5)	108.0	120.7	(12.7)

Financial Data	Three months ended December 31,			Year ended December 31,
(Cdn$ thousands, except per share amounts)	2024	2023	Change	2024	2023	Change
Revenues	167,799	153,694	14,105	608,093	524,972	83,121
Cash flows from operations	73,292	62,835	10,457	232,615	151,092	81,523
Net (loss) income	(21,207)	38,076	(59,283)	(13,444)	82,726	(96,170)
Per share - basic (“EPS”)	(0.07)	0.13	(0.20)	(0.05)	0.29	(0.34)
Earnings from mining operations before depletion, amortization and non-recurring items*	59,405	73,106	(13,701)	243,646	207,354	36,292
Adjusted EBITDA*	55,602	69,107	(13,505)	223,991	190,079	33,912
Adjusted net income*	10,468	24,061	(13,593)	56,927	44,431	12,496
Per share - basic (“Adjusted EPS”)*	0.03	0.08	(0.05)	0.19	0.15	0.04

Effective as of March 25, 2024, the Company increased its ownership in Gibraltar from 87.5% to 100%. As a result, the financial results reported in this MD&A include 100% of Gibraltar’s income and expenses for the period March 25, 2024, to December 31, 2024 (87.5% for the period March 16, 2023 to March 24, 2024, and 75% prior to March 15, 2023).

The Company finalized the accounting for the acquisition of the remaining 50% interest in Cariboo from Dowa Metals & Mining Co., Ltd. (“Dowa”) and Furukawa Co., Ltd. (“Furukawa”) and the related 12.5% interest in Gibraltar in the fourth quarter of 2024. For more information on the Company’s acquisition of Cariboo, please refer to the Financial Statements – Note 3.

*Non-GAAP performance measure. See end of news release.

Review of Operations

Gibraltar mine

Operating data (100% basis)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	YE 2024	YE 2023
Tons mined (millions)	23.9	23.2	18.4	22.8	24.1	88.3	88.1
Tons milled (millions)	8.3	7.6	5.7	7.7	7.6	29.3	30.0
Strip ratio	1.9	1.2	1.6	1.7	1.5	1.6	1.3
Site operating cost per ton milled (Cdn$)*	$12.18	$14.23	$13.93	$11.73	$9.72	$12.93	$12.16
Copper concentrate
Head grade (%)	0.22	0.23	0.23	0.24	0.27	0.23	0.25
Copper recovery (%)	78.2	78.9	77.7	79.0	82.2	78.5	82.6
Production (million pounds Cu)	28.6	27.1	20.2	29.7	34.2	105.6	122.6
Sales (million pounds Cu)	27.4	26.3	22.6	31.7	35.9	108.0	120.7
Inventory (million pounds Cu)	4.1	2.9	2.3	4.9	6.9	4.1	6.9
Molybdenum concentrate
Production (thousand pounds Mo)	578	421	185	247	369	1,432	1,202
Sales (thousand pounds Mo)	607	348	221	258	364	1,434	1,190
Per unit data (US$ per pound produced)*
Site operating costs*	$2.52	$2.91	$2.88	$2.21	$1.59	$2.61	$2.19
By-product credits*	(0.42)	(0.25)	(0.26)	(0.17)	(0.13)	(0.28)	(0.20)
Site operating costs, net of by-product credits*	$2.10	$2.66	$2.62	$2.04	$1.46	$2.33	$1.99
Off-property costs	0.32	0.26	0.37	0.42	0.45	0.33	0.38
Total operating costs (C1)*	$2.42	$2.92	$2.99	$2.46	$1.91	$2.66	$2.37

Operations Analysis

Full Year Results

Gibraltar produced 105.6 million pounds of copper for the year compared to 122.6 million pounds of copper in 2023 with lower mill running time being the primary factor for the decreased production.

Both concentrators were down for 18 days in June when the unionized workforce went on strike. The strike overlapped with planned downtime in Concentrator #1 for its primary crusher move as well as major maintenance on its SAG, which extended the downtime to approximately seven weeks. Concentrator #2 was also down in January 2024 for a planned major component replacement on its ball mill. The reduced operating hours in 2024 resulted in approximately 15 million fewer copper pounds being produced compared to normal milling rates at similar grades and recoveries.

*Non-GAAP performance measure. See end of news release.

Operations Analysis - Continued

A total of 88.3 million tons were mined in the year consistent with the 88.1 million tons mined in 2023. The strip ratio increased to 1.6 from 1.3 as mining operations transitioned into the Connector pit in 2024. The Gibraltar pit, which was the main source of ore in 2023, had a lower strip ratio. Ore stockpiles also increased by 5.0 million tons in 2024, comprised primarily of oxide ore from the upper benches of the Connector pit. The oxide ore stockpiled will allow the restart of the Gibraltar SX/EW plant in the second quarter of 2025.

Total site costs* at Gibraltar of $413.9 million (100% basis) were $16.9 million lower than 2023 due to lower input costs such as diesel and the impact of the 18-day labour strike in June 2024 which reduced site operating costs in the second quarter of 2024.

Transportation costs for the year ended December 31, 2024 increased by $5.4 million over the same prior period, due to higher costs for rail, ocean freight and port handling costs, and trucking related costs.

Molybdenum production was 1.4 million pounds in the year compared to 1.2 million pounds in the prior year. Molybdenum prices weakened in 2024 with an average molybdenum price of US$21.30 per pound, a decrease of 12% compared to the 2023 average price of US$24.19 per pound.

Off-property costs per pound produced* were US$0.33 for the year, which is US$0.05 lower than the prior year primarily due to a decrease in realized treatment and refining charges (TC/RC) rates due to the tightening smelter market.

Total operating costs per pound produced (C1)* was US$2.66 for the year, compared to US$2.37 in the prior year and the increase was substantially attributed to lower production and less capitalized stripping costs as shown in the bridge graph below:

https://www.globenewswire.com/NewsRoom/AttachmentNg/223b49e5-9f9a-47ca-b30d-2b225d76603f

Fourth Quarter Results

Gibraltar produced 28.6 million pounds of copper in the quarter. Copper head grades were 0.22% and copper recoveries in the fourth quarter were 78%, in line with recent quarters. Mill throughput was 8.3 million tons, consistently above nameplate capacity throughout the quarter and benefitting from the softer characteristics of the ore feed.

A total of 24.0 million tons were mined in the fourth quarter at an average strip ratio of 1.9 and the majority of ore and waste mining occurred in the Connector pit.

Total site costs* at Gibraltar of $102.5 million (100% basis) were lower than the third quarter of 2024, with the prior quarter including repairs and maintenance costs associated with a large maintenance project on one of the shovels.

*Non-GAAP performance measure. See end of news release.

Operations Analysis - Continued

Molybdenum production was 578 thousand pounds in the fourth quarter. The 57% increase in quarter-over-quarter production is primarily due to higher molybdenum grade in the Connector pit ore. At an average molybdenum price of US$21.71 per pound, molybdenum generated a meaningful by-product credit per pound of copper produced of US$0.42 in the fourth quarter.

Off-property costs per pound produced* were US$0.32 for the fourth quarter, in line with average costs for the year.

Gibraltar Outlook

With the major project and related mill maintenance work completed in 2024, increased mill availability and higher throughput is expected to be the primary driver of improved copper production in 2025. Refurbishment of Gibraltar’s SX/EW plant, which has been idle since 2015, is underway and the plant is expected to start producing copper cathode in the second quarter. Total copper production for the year is expected to be in the range of 120 to 130 million pounds.

Mining activities have transitioned to the Connector pit, which will be the main source of mill feed going forward. A new pushback in the Connector pit has been initiated in early 2025 resulting in a higher strip ratio in the first quarter. Lower grade ore stockpiles will be utilized to supplement mined ore during this period, and as a result 2025 copper production will be weighted to the second half of the year.

Molybdenum production is forecast to increase in 2025 as molybdenum head grades are expected to be notably higher in the Connector pit ore compared to the Gibraltar pit ore.

The Company has previously entered into offtake contracts for Gibraltar concentrate production in 2025 and 2026, which will result in significantly lower treatment and refining costs (“TC/RCs”). In 2024, TC/RCs accounted for approximately US$0.09 per pound of off-property costs, and with the new offtake contracts, the Company expects average TC/RCs to reduce to zero in 2025 and 2026.

The Company benefits from a strengthening of the US dollar relative to the Canadian dollar as our sales contracts are priced in US dollars whereas our Gibraltar mine costs are primarily incurred in Canadian dollars.

The Company also has a prudent hedging program in place to protect a minimum copper price during the Florence construction period. Currently, the Company has copper collar contracts that secure a minimum copper price of US$4.00 per pound for 108 million pounds of copper for 2025. The copper collar contracts also have ceiling prices between US$5.00 and US$5.40 per pound (refer to the section “Hedging Strategy” for details).

Florence Copper

The Company has all the key permits in place for the commercial production facility at Florence Copper and construction of the Florence Copper commercial production facility continues to advance on schedule. Nearly 450,000 project hours have been worked with no reportable injuries or environmental incidents. The Company has a fixed-price contract with the general contractor for construction of the SX/EW plant and associated surface infrastructure.

A total of 51 production wells out of a total of 90 new wells had been completed as of December 31, 2024. Process ponds and surface water runoff pond construction are complete, and development of the main pipe corridor is substantially complete with the installation of high density polyethylene piping in the corridor ongoing. Mechanical and piping installations are underway throughout the SX/EW plant, erection of structural steel for solvent extraction pipe rack is nearing completion, and the electrical work has commenced.

Florence Copper - Continued

Florence Copper Quarterly Capital Spend

	Three months ended	Year ended
(US$ in thousands)	December 31, 2024	December 31, 2024
Site and PTF operations	6,007	19,512
Commercial facility construction costs	57,647	154,970
Other capital costs	-	28,943
Total Florence project expenditures	63,654	203,425

Construction costs in the fourth quarter were US$57.6 million, and US$155.0 million has been incurred for the year ended December 31, 2024. Other capital costs of US$28.9 million include final payments for delivery of long-lead equipment that was ordered in 2022, and the construction of an evaporation pond to provide additional water management flexibility. Construction of this evaporation pond was completed in the third quarter of 2024.

The Company has closed several Florence project level financings to fund initial commercial facility construction costs. In October the Company received the fourth deposit of US$10 million from the US$50 million copper stream transaction with Mitsui & Co. (U.S.A.) Inc. (“Mitsui”). The final deposit of US$10 million was received in January 2025.

Remaining project construction costs are expected to be funded with the Company’s available liquidity and cashflow from its 100% ownership interest in Gibraltar. The Company also has in place an undrawn corporate revolving credit facility for US$110 million.

The Company has a technical report entitled “NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona” dated March 30, 2023 (the “2023 Technical Report”) on SEDAR+. The 2023 Technical Report was prepared in accordance with NI 43-101 and incorporated the results of testwork from the Production Test Facility (“PTF”) as well as updated capital and operating costs (Q3 2022 basis) for the commercial production facility.

Project highlights based on the 2023 Technical Report:

  Net present value of US$930 million (at $US 3.75 copper price, 8% after-tax discount rate)
  Internal rate of return of 47% (after-tax)
  Payback period of 2.6 years
  Operating costs (C1) of US$1.11 per pound of copper
  Annual production capacity of 85 million pounds of LME grade A cathode copper
  22 year mine life
  Total life of mine production of 1.5 billion pounds of copper
  Remaining initial capital cost of US$232 million (Q3 2022 basis)

Based on the 2023 Technical report, the estimated remaining construction costs for the commercial facility were US$232 million (basis Q3 2022), and management expects that total costs will be within 10% to 15% of that estimate. Florence Copper remains on track for first copper production in late 2025.

Long-term Growth Strategy

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia, Canada.

Yellowhead Copper Project

The Yellowhead Project (“Yellowhead”) is expected to produce 4.4 billion pounds of copper over a 25-year mine life at an average C1* cost, net of by-product credit, of US$1.67 per pound. During the first 5 years of operation, Yellowhead will produce an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.43 per pound. The Yellowhead project also contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver production over the life of mine.

The economic analysis in the 2020 Technical Report was prepared using long-term copper price of US$3.10 per pound, a gold price of US$1,350 per ounce, and silver price of US$18 per ounce. This report entitled “Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project, British Columbia, Canada” was published on January 16, 2020, under the supervision of Richard Weymark, P. Eng., MBA, Vice President, Engineering for Taseko and a Qualified Person as defined by NI 43-101. Taseko plans to publish a new technical report in 2025 using updated long-term metal price assumptions, updated project costing, and incorporating the new Canadian tax credits available for copper mine development.

The Company is ready to enter the environmental assessment process and plans to submit an Initial Project Description to formally commence this process with the regulators in the second quarter this year. The Company is also focusing discussions with the regulators on developing a workplan to streamline the overall permitting process. Taseko opened a project office in 2024 to support ongoing engagement with local communities including First Nations.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot’in Nation, as represented by Tŝilhqot’in National Government, and Taseko Mines Limited entered into a confidential dialogue, with the involvement of the Province of British Columbia, seeking a long-term resolution of the conflict regarding Taseko’s proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project.

This dialogue has been supported by the parties’ agreement, beginning December 2019, to a series of standstill agreements on certain outstanding litigation and regulatory matters relating to Taseko’s tenures and the area in the vicinity of Teztan Biny (Fish Lake).

The dialogue process has made meaningful progress in recent months and is close to completion. The Tŝilhqot’in Nation and Taseko acknowledge the constructive nature of discussions, and the opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

Aley Niobium Project

The converter pilot test is ongoing to provide additional process data to support the design of commercial process facilities and final product samples to support product marketing initiatives. The Company has also initiated a scoping study to investigate the potential production of niobium oxide at Aley to supply the growing market for niobium-based batteries.

Conference Call and Webcast
The Company will host a telephone conference call and live webcast on Thursday, February 20, 2025, at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results.  After opening remarks by management, there will be a question-and-answer session open to analysts and investors.

Participants can join by conference call dial-in or webcast:

Conference Call Dial-In
  Participants can dial in to the conference call; however, pre-registration is required
  To register, visit https://bit.ly/Q42024_Dialin
  Once registered, an email will be sent, including dial-in details and a unique access code required to join the live call
  Please ensure you have registered at least 15 minutes prior to the conference call start time
Webcast
  A live webcast of the conference call can be accessed at Taseko Mines | Events
  The webcast will be archived for later playback until March 13, 2025 at  Taseko Mines | Events

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Stuart McDonald
President & CEO

No regulatory authority has approved or disapproved of the information in this news release.

Non-GAAP Performance Measures

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS Accounting Standards measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated)	2024 Q4	2024 Q3	2024 Q2	2024 Q1[1]	2024 YE1
Cost of sales	134,940	124,833	108,637	122,528	490,938
Less:
Depletion and amortization	(24,641)	(20,466)	(13,721)	(15,024)	(73,852)
Net change in inventories of finished goods	4,064	2,938	(10,462)	(20,392)	(23,852)
Net change in inventories of ore stockpiles	(3,698)	9,089	1,758	2,719	9,868
Transportation costs	(10,170)	(8,682)	(6,408)	(10,153)	(35,413)
Site operating costs	100,495	107,712	79,804	79,678	367,689
Less by-product credits:
Molybdenum, net of treatment costs	(16,507)	(8,962)	(7,071)	(6,112)	(38,652)
Silver, excluding amortization of deferred revenue	(139)	(241)	(144)	(137)	(661)
Site operating costs, net of by-product credits	83,849	98,509	72,589	73,429	328,376
Total copper produced (thousand pounds)	28,595	27,101	20,225	26,694	102,615
Total costs per pound produced	2.94	3.63	3.59	2.75	3.20
Average exchange rate for the period (CAD/USD)	1.40	1.36	1.37	1.35	1.37
Site operating costs, net of by-product credits (US$ per pound)	2.10	2.66	2.62	2.04	2.33
Site operating costs, net of by-product credits	83,849	98,509	72,589	73,429	328,376
Add off-property costs:
Treatment and refining costs	2,435	816	3,941	4,816	12,008
Transportation costs	10,170	8,682	6,408	10,153	35,413
Total operating costs	96,454	108,007	82,938	88,398	375,797
Total operating costs (C1) (US$ per pound)	2.42	2.92	2.99	2.46	2.66

1 Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company’s Gibraltar mine ownership from 87.5% to 100%.

Non-GAAP Performance Measures - Continued

Total operating costs and site operating costs, net of by-product credits (Continued)

(Cdn$ in thousands, unless otherwise indicated)	2023 Q4	2023 Q3	2023 Q2	2023 Q1[1]	2023 YE1
Cost of sales	93,914	94,383	99,854	86,407	374,558
Less:
Depletion and amortization	(13,326)	(15,993)	(15,594)	(12,027)	(56,940)
Net change in inventories of finished goods	(1,678)	4,267	3,356	(399)	5,546
Net change in inventories of ore stockpiles	(3,771)	12,172	2,724	5,561	16,686
Transportation costs	(10,294)	(7,681)	(6,966)	(5,104)	(30,045)
Site operating costs	64,845	87,148	83,374	74,438	309,805
Oxide ore stockpile reclassification from capitalized stripping	-	-	(3,183)	3,183	-
Less by-product credits:
Molybdenum, net of treatment costs	(5,441)	(9,900)	(4,018)	(9,208)	(28,567)
Silver, excluding amortization of deferred revenue	124	290	(103)	(160)	151
Site operating costs, net of by-product credits	59,528	77,538	76,070	68,253	281,389
Total copper produced (thousand pounds)	29,883	30,978	24,640	19,491	104,992
Total costs per pound produced	1.99	2.50	3.09	3.50	2.68
Average exchange rate for the period (CAD/USD)	1.36	1.34	1.34	1.35	1.35
Site operating costs, net of by-product credits (US$ per pound)	1.46	1.87	2.30	2.59	1.99
Site operating costs, net of by-product credits	59,528	77,538	76,070	68,253	281,389
Add off-property costs:
Treatment and refining costs	7,885	6,123	4,986	4,142	23,136
Transportation costs	10,294	7,681	6,966	5,104	30,045
Total operating costs	77,707	91,342	88,022	77,499	334,570
Total operating costs (C1) (US$ per pound)	1.91	2.20	2.66	2.94	2.37

1 Q1 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

Non-GAAP Performance Measures - Continued

Total Site Costs

Total site costs are comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko’s share of the total site operating costs incurred in the quarter at Gibraltar calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) – 100% basis (except for Q1 2024)	2024 Q4	2024 Q3	2024 Q2	2024 Q1[1]	2024 YE1
Site operating costs	100,495	107,712	79,804	79,678	367,689
Add:
Capitalized stripping costs	1,981	3,631	10,732	16,152	32,496
Total site costs – Taseko share	102,476	111,343	90,536	95,830	400,185
Total site costs – 100% basis	102,476	111,343	90,536	109,520	413,875

1 Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company’s Gibraltar mine ownership from 87.5% to 100%.

(Cdn$ in thousands, unless otherwise indicated) – 87.5% basis (except for Q1 2023)	2023 Q4	2023 Q3	2023 Q2	2023 Q1[1]	2023 YE1
Site operating costs	64,845	87,148	83,374	74,438	309,805
Add:
Capitalized stripping costs	31,916	2,083	8,832	12,721	55,552
Total site costs – Taseko share	96,761	89,231	92,206	87,159	365,357
Total site costs – 100% basis	110,584	101,978	105,378	112,799	430,739

1 Q1 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

Non-GAAP Performance Measures - Continued

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on derivatives;
  Other operating costs;
  Call premium on settlement of debt;
  Loss on settlement of long-term debt, net of capitalized interest;
  Bargain purchase gains on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gain on sale of finished goods inventory;
  Inventory write-ups to net realizable value that was sold or processed;
  Accretion and fair value adjustment on Florence royalty obligation; and
  Finance and other non-recurring costs for Cariboo acquisition.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

Adjusted EPS is the Adjusted net income (loss) attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding during the period.

Non-GAAP Performance Measures - Continued

Adjusted net income (loss) and Adjusted EPS (Continued)

(Cdn$ in thousands, except per share amounts)	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2024 YE
Net (loss) income	(21,207)	(180)	(10,953)	18,896	(13,444)
Unrealized foreign exchange loss (gain)	40,462	(7,259)	5,408	13,688	52,299
Unrealized (gain) loss on derivatives	(25,514)	1,821	10,033	3,519	(10,141)
Other operating costs[1]	4,132	4,098	10,435	-	18,665
Call premium on settlement of debt	-	-	9,571	-	9,571
Loss on settlement of long term debt, net of capitalized interest	-	-	2,904	-	2,904
Gain on Cariboo acquisition	-	-	-	(47,426)	(47,426)
Gain on acquisition of control of Gibraltar[2]	-	-	-	(14,982)	(14,982)
Realized gain on sale of inventory[3]	-	-	3,768	13,354	17,122
Inventory write-ups to net realizable value that was sold or processed[4]	1,905	3,266	4,056	-	9,227
Accretion and fair value adjustment on Florence royalty obligation	3,682	3,703	2,132	3,416	12,933
Accretion and fair value adjustment on consideration payable to Cariboo	4,543	9,423	8,399	1,555	23,920
Non-recurring other expenses for Cariboo adjustment	-	-	394	138	532
Estimated tax effect of adjustments	2,465	(6,644)	(15,644)	15,570	(4,253)
Adjusted net income	10,468	8,228	30,503	7,728	56,927
Adjusted EPS	0.03	0.03	0.10	0.03	0.19

1 Other operating costs relates to the in-pit crusher relocation project and care and maintenance costs due to the June 2024 labour strike.

2 The $15.0 million gain on acquisition of control of Gibraltar in Q1 2024 relates to the write-up of finished copper concentrate inventory for Taseko’s 87.5% share to its fair value at March 25, 2024.

3 Cost of sales for the year ended December 31, 2024 included $17.1 million in write-ups to net realizable value for concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) that were subsequently sold. The realized portion of the gains recorded in the first quarter for GAAP purposes was $13.4 million and for the second quarter were $3.8 million and have been included in Adjusted net income in the period they were sold.

4 Write-ups to net realizable value for inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) totaled $9.2 million. The inventory write-ups in the first quarter for GAAP purposes have been included in Adjusted net income in the period they were sold or processed. Cost of sales for the year ended December 31, 2024 included $9.2 million in inventory write-ups that were subsequently sold or processed between the second and fourth quarter.

Non-GAAP Performance Measures - Continued

(Cdn$ in thousands, except per share amounts)	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YE
Net income	38,076	871	9,991	33,788	82,726
Unrealized foreign exchange (gain) loss	(14,541)	14,582	(10,966)	(950)	(11,875)
Unrealized loss (gain) on derivatives	1,636	4,518	(6,470)	2,190	1,874
Gain on Cariboo acquisition	-	-	-	(46,212)	(46,212)
Finance and other non-recurring costs	(916)	1,244	1,714	-	2,042
Estimated tax effect of adjustments	(194)	(1,556)	1,355	16,271	15,876
Adjusted net income (loss)	24,061	19,659	(4,376)	5,087	44,431
Adjusted EPS	0.08	0.07	(0.02)	0.02	0.15

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Amortization of share-based compensation expense;
  Other operating costs;
  Call premium on settlement of debt;
  Loss on settlement of long-term debt;
  Bargain purchase gains on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gain on sale of finished goods inventory;
  Inventory write-ups to net realizable value that was sold or processed; and
  Finance and other non-recurring costs for Cariboo acquisition.

Non-GAAP Performance Measures - Continued

Adjusted EBITDA (Continued)

(Cdn$ in thousands)	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2024 YE
Net (loss) income	(21,207)	(180)	(10,953)	18,896	(13,444)
Add:
Depletion and amortization	24,641	20,466	13,721	15,024	73,852
Finance and accretion expense	21,473	25,685	21,271	19,849	88,278
Finance income	(1,674)	(1,504)	(911)	(1,086)	(5,175)
Income tax expense (recovery)	11,707	(200)	(3,247)	23,282	31,542
Unrealized foreign exchange loss (gain)	40,462	(7,259)	5,408	13,688	52,299
Unrealized (gain) loss on derivatives	(25,514)	1,821	10,033	3,519	(10,141)
Amortization of share-based compensation (recovery) expense	(323)	1,496	2,585	5,667	9,425
Other operating costs	4,132	4,098	10,435	-	18,665
Call premium on settlement of debt	-	-	9,571	-	9,571
Loss on settlement of long-term debt	-	-	4,646	-	4,646
Gain on Cariboo acquisition	-	-	-	(47,426)	(47,426)
Gain on acquisition of control of Gibraltar[1]	-	-	-	(14,982)	(14,982)
Realized gain on sale of inventory[2]	-	-	3,768	13,354	17,122
Inventory write-ups to net realizable value that was sold or processed[3]	1,905	3,266	4,056	-	9,227
Non-recurring other expenses for Cariboo acquisition	-	-	394	138	532
Adjusted EBITDA	55,602	47,689	70,777	49,923	223,991

1 The $15.0 million gain on acquisition of control of Gibraltar in Q1 2024 relates to the write-up of finished copper concentrate inventory for Taseko’s 87.5% share to its fair value at March 25, 2024.

2 Cost of sales for the year ended December 31, 2024 included $17.1 million in write-ups to net realizable value for concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) that were subsequently sold. The realized portion of the gains recorded in the first quarter for GAAP purposes was $13.4 million and for the second quarter were $3.8 million and have been included in Adjusted net income in the period they were sold.

3 Write-ups to net realizable value for inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) totaled $9.2 million. The inventory write-ups in the first quarter for GAAP purposes have been included in Adjusted net income in the period they were sold or processed. Cost of sales for the year ended December 31, 2024 included $9.2 million in inventory write-ups that were subsequently between the second and fourth quarter.

Non-GAAP Performance Measures - Continued

Adjusted EBITDA (Continued)

(Cdn$ in thousands)	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YE
Net income	38,076	871	9,991	33,788	82,726
Add:
Depletion and amortization	13,326	15,993	15,594	12,027	56,940
Finance and accretion expense	12,804	14,285	13,468	12,309	52,866
Finance income	(972)	(322)	(757)	(921)	(2,972)
Income tax expense	17,205	12,041	678	20,219	50,143
Unrealized foreign exchange (gain) loss	(14,541)	14,582	(10,966)	(950)	(11,875)
Unrealized loss (gain) on derivatives	1,636	4,518	(6,470)	2,190	1,874
Amortization of share-based compensation expense	1,573	727	417	3,609	6,326
Gain on Cariboo acquisition	-	-	-	(46,212)	(46,212)
Non-recurring other expenses for Cariboo acquisition	-	-	263	-	263
Adjusted EBITDA	69,107	62,695	22,218	36,059	190,079

Non-GAAP Performance Measures - Continued

Earnings from mining operations before depletion, amortization, and non-recurring items

Earnings from mining operations before depletion, amortization, and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to assist in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

(Cdn$ in thousands)	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2024 YE
Earnings from mining operations	28,727	26,686	44,948	24,419	124,780
Add:
Depletion and amortization	24,641	20,466	13,721	15,024	73,852
Realized gain on sale of inventory[1]	-	-	3,768	13,354	17,122
Inventory write-ups to net realizable value that was sold or processed[2]	1,905	3,266	4,056	-	9,227
Other operating costs[3]	4,132	4,098	10,435	-	18,665
Earnings from mining operations before depletion, amortization, and non-recurring items	59,405	54,516	76,928	52,797	243,646

1 Cost of sales for the year ended December 31, 2024 included $17.1 million in write-ups to net realizable value for concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) that were subsequently sold. The realized portion of the gains recorded in the first quarter for GAAP purposes was $13.4 million and for the second quarter were $3.8 million and have been included in Adjusted net income in the period they were sold.

2 Write-ups to net realizable value for inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) totaled $9.2 million. The inventory write-ups in the first quarter for GAAP purposes have been included in Adjusted net income in the period they were sold or processed. Cost of sales for the year ended December 31, 2024 included $9.2 million in inventory write-ups that were subsequently sold or processed in the second and third quarters.

3 Other operating costs relates to the in-pit crusher relocation project and care and maintenance costs due to the June 2024 labour strike.

During the year ended December 31, 2024, the realized gain on sale of inventory and inventory write-ups to net realizable value that was sold or processed, relates to inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) that was written-up from book value to net realizable value and subsequently sold or processed.

(Cdn$ in thousands)	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YE
Earnings from mining operations	59,780	49,452	12,070	29,112	150,414
Add:
Depletion and amortization	13,326	15,993	15,594	12,027	56,940
Earnings from mining operations before depletion and amortization	73,106	65,445	27,664	41,139	207,354

Non-GAAP Performance Measures - Continued

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company’s site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2024 Q4	2024 Q3	2024 Q2	2024 Q1[1]	2024 YE1
Site operating costs (included in cost of sales) – Taseko share	100,495	107,712	79,804	79,678	367,689
Site operating costs – 100% basis	100,495	107,712	79,804	90,040	378,050
Tons milled (thousands)	8,250	7,572	5,728	7,677	29,227
Site operating costs per ton milled	$12.18	$14.23	$13.93	$11.73	$12.93

1 Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company’s Gibraltar ownership from 87.5% to 100%.

(Cdn$ in thousands, except per ton milled amounts)	2023 Q4	2023 Q3	2023 Q2	2023 Q1[1]	2023 YE1
Site operating costs (included in cost of sales) – Taseko share	64,845	87,148	83,374	74,438	309,805
Site operating costs – 100% basis	74,109	99,598	95,285	95,838	364,830
Tons milled (thousands)	7,626	8,041	7,234	7,093	29,994
Site operating costs per ton milled	$9.72	$12.39	$13.17	$13.54	$12.16

1 Q1 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company’s Gibraltar mine ownership from 75% to 87.5%.

Technical Information

The technical information contained in this MD&A related to the Florence Copper Project is based upon the report entitled: “NI 43-101 Technical Report – Florence Copper Project, Pinal County, Arizona” issued March 30, 2023 with an effective date of March 15, 2023 which is available on SEDAR+. The Florence Copper Project Technical Report was prepared under the supervision of Richard Tremblay, P.Eng., MBA, Richard Weymark, P.Eng., MBA, and Robert Rotzinger, P.Eng. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is Vice President Engineering, and Robert Rotzinger is Vice President Capital Projects. All three are Qualified Persons as defined by NI 43–101.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.